                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                ----------------------

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)

                              ATHENA MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     046851 10 1
--------------------------------------------------------------------------------
                        (CUSIP Number of Class of Securities)

   Sehar Ahmad, Esq., 1211 S.W. Fifth Avenue, Suite 1500, Portland, OR  97204
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 25, 1996
--------------------------------------------------------------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                                  Page 1 of 4 Pages

CUSIP No.  046851 10 1                13D                 Page  2  of  4  Pages
          -------------                                        ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

    John F. Perry
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
    Not applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
    Not applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        810,710
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        810,710
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
    810,710
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
    8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
    IN
-------------------------------------------------------------------------------


                                  Page 2 of 4 Pages

ITEM 2(c).  PRINCIPAL OCCUPATION.

    John F. Perry is the General Manager of the Florida Division of the Company and a member of the Company's Board of Directors.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    The shares of Common Stock held by Mr. Perry were acquired solely for investment purposes and Mr. Perry, as a stockholder, does not have any plans or proposals which relate to, or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as noted below.

    This amendment to the Schedule 13D was triggered by the sale of 150,000 shares of Common Stock of the Company by Mr. Perry on September 25, 1996. In conjunction with this sale of shares, Mr. Perry also granted options to sell up to 200,000 shares of Common Stock owned or acquirable by Mr. Perry.

    Mr. Perry may purchase additional shares of Common Stock at any time and from time to time and may sell or otherwise dispose of shares of Common Stock at any time or from time to time. Any such decision will be based on a variety of factors and circumstances, including, but not limited to general economic and market conditions and the financial and business outlook for the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    The 810,710 shares of Common Stock beneficially owned by Mr. Perry represent approximately 8% of the issued and outstanding shares of Common Stock of the Company. Mr. Perry has the right to acquire 692,140 of such 810,710 shares pursuant to options. The percentage of the Company's outstanding shares beneficially owned by Mr. Perry is based upon shares outstanding on September 25, 1996, including (for purposes of calculation only) the 692,140 shares subject to Mr. Perry's options.

    Mr. Perry exercises sole voting and investment power with regard to all reported shares.

    Mr. Perry sold 40,000 shares of the Common Stock reported on the
Schedule 13D (prior to this amendment) on March 17, 1995 at a per-share price of approximately $6.25 through a broker-dealer pursuant to a registration statement of the Company declared effective February 10, 1995. In addition, and as referenced under Item 3 above, Mr. Perry sold 150,000 shares of the Common Stock reported on


                                  Page 3 of 4 Pages
the Schedule 13D (prior to the amendment) on September 26, 1996 at a per-shares price of $2.00 in a private resale.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Under a Stock Sale and Option Agreement dated September 23, 1996, Mr. Perry granted three individuals the option to purchase from Mr. Perry an aggregate of 200,000 shares of the Company's Common Stock at a per-share price of $5.00, terminable not later than September 23, 1998.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The Stock Sale and Option Agreement described in Item 6 above is filed as Exhibit A hereto.


                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         January 13, 1997                        /s/ John F. Perry
    ---------------------------        -----------------------------------
              Date                                   John F. Perry


                                  Page 4 of 4 Pages

                                      EXHIBIT A

                           STOCK SALE AND OPTION AGREEMENT

BETWEEN: JOHN F. PERRY
         4 Sawgrass Village, #220B
         Ponte Vedra, Florida 32082                                  (Seller)

AND:     JAMES R. WILSON and
         JAMES E. REINMUTH, Trustee of the Reinmuth Family Trust
         c/o James R. Wilson
         Post Office Box 7157
         Eugene, Oregon 97401                                        (Buyers)

EFFECTIVE DATE:    September 23, 1996


                                       RECITALS

    Seller is the owner of more than 150,000 shares of common stock, $.01 par value ("common stock") of ATHENA MEDICAL CORPORATION, a Nevada corporation, ("Athena"), and of options (the "Primary Options") to purchase more than 200,000 shares of Common Stock, all of which Primary Options are fully vested and immediately exercisable.

    Seller wishes to sell and Buyers wish to buy 150,000 shares (the "Shares") of Common Stock; Buyers wish to have the certificates evidencing the Shares transferred to certain persons designated by Buyers; and Seller wishes to grant to Buyers and Richard T. Schroeder options ("Secondary Options") to purchase from Seller an additional 200,000 shares of Common Stock, all on the terms set forth in this Agreement.

    Seller may obtain the shares of Common Stock deliverable on exercise of the Secondary Options by exercising Primary Options.

                                      AGREEMENT

                                  1.  SALE OF STOCK

    Seller agrees to sell and Buyers agree to buy the Shares for a purchase price of S2 per Share or a total of $300.000, to be paid in cash at closing in accordance with the procedures in Paragraph 5 below.

                                 2.  GRANT OF OPTIONS

    In addition to, and concurrently with the sale of stock described in Paragraph 1 above and without additional consideration Seller agrees to grant to the persons named below Secondary Options to purchase the number of shares of Common Stock set opposite the name of each such person, which Secondary Option shall be exercisable at a price of $5 per share, shall be in the form attached as Exhibit "A" and shall expire on the second anniversary of the closing of the sale of the Shares.

    Optionee                                          Number of Shares
    --------                                          ----------------
    James E. Reinmuth, Trustee of the
    Reinmuth Family Trust                                  100,000

    James R. Wilson                                         50,000

    Richard T. Schroeder                                    50,000

                   3.  REPRESENTATION REGARDING TRANSFERRED SHARES

    Seller represents that the Shares are solely owned by Seller; are nonassessable; at the closing the Shares will not be encumbered; and that there is no judgment, decree, or regulatory action prohibiting this sale. Seller represents that the Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934. To the best of Seller's knowledge, no dividends have been declared with respect to these shares, and Buyer shall be entitled to receive any dividends which may have been declared or are declared and paid in the future.

                  4.  REPRESENTATION AND AGREEMENT REGARDING OPTIONS

    Seller represents that Seller owns Primary Options to purchase from Athena 200,000 shares of Common Stock; that such Primary Options are not encumbered; and that such Primary Options are fully vested and immediately exercisable. Seller agrees to continue to own unencumbered Primary Options and/or unencumbered shares of Common Stock in an amount at least equal to the number of shares of Common Stock deliverable on exercise of the outstanding Secondary Options. Seller may, after receiving notice of exercise of a Secondary Option, exercise a Primary Option in order to acquire the shares to be delivered to the holder of such Secondary Option.

                              5.  CLOSING OF STOCK SALE

    The stock sale described in Paragraph 1 shall close on September 23, 1996 at 4:00 p.m. at the offices of:

         Kenneth W. Hergenhan
         MILLER, NASH, WIENER, HAGER &
            CARLSEN, L.L.P.
         111 S.W. Fifth Avenue, Suite 3500
         Portland, Oregon 97204

    A.   Buyers will provide:

         (a) $300,000 in the form of one or more certified checks payable to Miller, Nash, Wiener, Hager & Carlsen Trust Account, together with instructions authorizing Kenneth W. Hergenhan to disburse to Seller when Seller has delivered the documents described in subparagraphs B and C below properly executed.

         (b) An opinion of Johnson, Clifton, Larson & Corson, P.C., addressed to Athena and Seller in form and substance satisfactory to them to the effect that the sale of the Shares and the grant of the Secondary Options contemplated hereby are exempt from registration under the Securities Act of 1933, as amended (the "Act"), and the applicable state securities laws.

    B. Seller will deliver a certificate or certificates representing no less than 150,000 shares of the Common Stock accompanied by a stock power in the form attached as Exhibit "B" duly executed by Seller with signature guaranteed for the transfer of the Shares in the amounts indicated to the following persons designated by Buyers (the "Transferees"):

         (a)  55,000 shares to Gerald B. Bashaw;

         (b)  10,000 shares to David H. Schaefer;

         (c)  5,000 shares to Richard L. Griffith;

         (d)  5,000 shares to Terry A. Reinmuth;

         (e)  30,000 shares to James R. Wilson;

         (f)  5,000 to Donald M. Miller;

         (g)  15,000 to Richard H. Wentworth;

         (h)  25,000 shares to Richard T. Schroeder;

         The balance, if any, of the shares represented by such certificate or certificates shall be retained by Seller.

    C. Seller shall deliver duly executed Secondary Options registered in the names and amounts specified in paragraph 2.

                             6.  SECURITIES LAW MATTERS.

A.  INVESTMENT REPRESENTATIONS

    Buyers, for themselves and for the Transferees (collectively, the "Investors"), represent to Seller and Athena, as of the effective date hereof and as of the closing referred to herein, as follows:

         (a) The Shares to be transferred to the Investors and the Secondary Options to be granted to them pursuant to this Agreement (collectively, the "Securities") are being acquired for their own accounts and for investment only, without a view to the distribution of all or any part of the Securities, and the acquisition of the Securities by the Investors and their continued holding thereof as may be required by law and the terms hereof are consistent with their respective financial positions.

         (b) The Investors or their representatives have had access to complete information regarding the business and finances of Athena, have met and discussed the business and finances of Athena with Athena's management employees to the extent they deem necessary, and have received, read, and understood the contents of Athena's annual report on Form 10-KSB for the year ended December 31, 1995, and its quarterly reports on Form 10-QSB for the quarters ended March 31, 1996 and June 30, 1996.

         (c) Each Investor has a net worth, or a joint net worth with such Investor's spouse, in excess of $1,000,000.

B.  LIMITATION ON TRANSFER

    Buyers, for themselves and for the Transferees, agree that the Investors shall not, directly or indirectly, offer to sell, pledge, transfer, or otherwise dispose of all or any portion of the Securities, or solicit any offer to buy, purchase, or otherwise acquire or take a pledge of all or any portion of the Securities except in the manner and to the extent described in-an opinion of counsel for the Investors acceptable to Seller and Athena to the effect such proposed offer, sale, pledge, transfer, or other disposition of the Securities may be made without registration under the Act. Buyers, for themselves and for the Transferees, acknowledge that (i) they have consulted with counsel concerning the limited availability of exemptions from registration under the Act, (ii) they understand that they must hear the economic risk of investment in the Securities for an indefinite period of time because the Securities have not been registered under the Act and, therefore, cannot be sold unless the Securities are subsequently registered under the Act or an exemption from such registration is available, (iii) they understand that neither Athena nor Seller has any obligation to register the Securities under the Act, and (iv) they understand that, absent registration, the Securities ordinarily may not be sold for at least two (2) years after the payment in full of the purchase price and then only in accordance with SEC Rule 144. The provisions of this subparagraph B shall also apply to the shares of Common Stock deliverable on exercise of the Secondary Options.

                                  7.  ATTORNEY FEES

    In the event proceedings are instituted to enforce any right arising hereunder, the prevailing party shall be entitled to recover expenses incurred therein, including reasonable attorney fees fixed by the trial and all appellate courts and costs and expenses incurred.

SELLER:                                BUYERS:

------------------------------         -----------------------------------
JOHN F. PERRY                          JAMES R. WILSON

                                       JAMES E. REINMUTH, TRUSTEE OF THE
                                       REINMUTH FAMILY TRUST

                                       By:
                                          --------------------------------